                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                              CSS INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   125906 10 7
                                 (CUSIP Number)

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 15, 2006
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]


                              (Page 1 of 17 Pages)

CUSIP NO. 125906 10 7             SCHEDULE 13D                PAGE 2 OF 17 PAGES


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               (ENTITIES ONLY)                                             Ellen B. Kurtzman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                                    (a) [_]
                                                                                     (b) [X]

3              SEC USE ONLY

4              SOURCE OF FUNDS                                                            OO

5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                _______

6              CITIZENSHIP OR PLACE OF ORGANIZATION                 United States of America

NUMBER OF      7    SOLE VOTING POWER                                       2,002,007 Shares
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                                       126,457 Shares
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER                                  2,002,007 Shares
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER                                  126,457 Shares

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                             2,128,464 Shares

12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                                     _______

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      20.2%

14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                IN

CUSIP NO. 125906 10 7             SCHEDULE 13D                PAGE 3 OF 17 PAGES


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               (ENTITIES ONLY)                                                    Delv, L.P.

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                                    (a) [_]
                                                                                     (b) [X]

3              SEC USE ONLY

4              SOURCE OF FUNDS                                                            OO

5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                _______

6              CITIZENSHIP OR PLACE OF ORGANIZATION                                 Delaware

NUMBER OF      7    SOLE VOTING POWER                                         750,000 Shares
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                                             0 Shares
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER                                    750,000 Shares
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER                                        0 Shares

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                               750,000 Shares

12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                                     _______

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       7.1%

14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                PN

CUSIP NO. 125906 10 7             SCHEDULE 13D                PAGE 4 OF 17 PAGES


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               (ENTITIES ONLY)                                      Trust FBO Ellen B. Kurtzman
                                                                    under the 2002 Farber
                                                                    Children's Trusts dated
                                                                    December 12, 2002

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                                    (a) [_]
                                                                                     (b) [X]

3              SEC USE ONLY

4              SOURCE OF FUNDS                                                            OO

5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                _______

6              CITIZENSHIP OR PLACE OF ORGANIZATION                                  Florida

NUMBER OF      7    SOLE VOTING POWER                                               0 Shares
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                                       750,000 Shares
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER                                          0 Shares
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER                                  750,000 Shares

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                               750,000 Shares

12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                            _______

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       7.1%

14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                OO

CUSIP NO. 125906 10 7             SCHEDULE 13D                PAGE 5 OF 17 PAGES


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               (ENTITIES ONLY)                                      Trust FBO David M.
                                                                    Farber under the 2002
                                                                    Farber Children's Trusts
                                                                    dated December 12, 2002

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                                    (a) [_]
                                                                                     (b) [X]

3              SEC USE ONLY

4              SOURCE OF FUNDS                                                            OO

5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                _______

6              CITIZENSHIP OR PLACE OF ORGANIZATION                                  Florida

NUMBER OF      7    SOLE VOTING POWER                                               0 Shares
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                                       750,000 Shares
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER                                          0 Shares
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER                                  750,000 Shares

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                               750,000 Shares

12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                                     _______

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       7.1%

14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                OO

CUSIP NO. 125906 10 7             SCHEDULE 13D                PAGE 6 OF 17 PAGES


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               (ENTITIES ONLY)                                      The Jack Farber 2003
                                                                    Irrevocable Trust dated
                                                                    December 15, 2003

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                                    (a) [_]
                                                                                     (b) [X]

3              SEC USE ONLY

4              SOURCE OF FUNDS                                                            OO

5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                _______

6              CITIZENSHIP OR PLACE OF ORGANIZATION                             Pennsylvania

NUMBER OF      7    SOLE VOTING POWER                                         565,151 Shares
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                                             0 Shares
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER                                    565,151 Shares
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER                                        0 Shares

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                               565,151 Shares

12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                                     _______

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       5.4%

14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                OO

CUSIP NO. 125906 10 7             SCHEDULE 13D                PAGE 7 OF 17 PAGES


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               (ENTITIES ONLY)                                      The Vivian Farber 2003
                                                                    Irrevocable Trust dated
                                                                    December 15, 2003

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                                    (a) [_]
                                                                                     (b) [X]

3              SEC USE ONLY

4              SOURCE OF FUNDS                                                            OO

5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                _______

6              CITIZENSHIP OR PLACE OF ORGANIZATION                             Pennsylvania

NUMBER OF      7    SOLE VOTING POWER                                         351,042 Shares
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                                             0 Shares
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER                                    351,042 Shares
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER                                        0 Shares

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                               351,042 Shares

12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                                     _______

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       3.3%

14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                OO

CUSIP NO. 125906 10 7             SCHEDULE 13D                PAGE 8 OF 17 PAGES


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               (ENTITIES ONLY)                                      Oliver Ernest
                                                                    Associates, LP

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                                    (a) [_]
                                                                                     (b) [X]

3              SEC USE ONLY

4              SOURCE OF FUNDS                                                            OO

5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                _______

6              CITIZENSHIP OR PLACE OF ORGANIZATION                                 Delaware

NUMBER OF      7    SOLE VOTING POWER                                                 66,732
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                                             0 Shares
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER                                            66,732
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER                                        0 Shares

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                                       66,732

12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                                     _______

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0.6%

14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                PN

CUSIP NO. 125906 10 7             SCHEDULE 13D                PAGE 9 OF 17 PAGES


1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               (ENTITIES ONLY)                                      The David M. Farber 2006
                                                                    Trust dated March 29,
                                                                    2006


2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                                    (a) [_]
                                                                                     (b) [X]

3              SEC USE ONLY

4              SOURCE OF FUNDS                                                            OO

5              CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                _______

6              CITIZENSHIP OR PLACE OF ORGANIZATION                                  Florida

NUMBER OF      7    SOLE VOTING POWER                                                 66,732
SHARES
BENEFICIALLY   8    SHARED VOTING POWER                                             0 Shares
OWNED BY
EACH           9    SOLE DISPOSITIVE POWER                                            66,732
REPORTING
PERSON WITH    10   SHARED DISPOSITIVE POWER                                        0 Shares

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON                                                       66,732

12             CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)                                     _______

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       0.6%

14             TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                OO

CUSIP NO. 125906 10 7             SCHEDULE 13D               PAGE 10 OF 17 PAGES


          This Amendment No. 7 amends the Schedule 13D, as previously amended, filed by Ellen B. Kurtzman, Delv, L.P. (the "Partnership"), Trust FBO Ellen B. Kurtzman under The 2002 Farber Children's Trusts dated December 12, 2002 (the "EBK Trust"), Trust FBO David M. Farber under The 2002 Farber Children's Trusts dated December 12, 2002 (the "DMF Trust," and together with the EBK Trust, the "Children's Trusts"), The Jack Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Jack Farber Trust") and The Vivian Farber 2003 Irrevocable Trust dated December 15, 2003 (the "Vivian Farber Trust") with respect to the common stock, par value $.10 per share ("Common Stock") of CSS Industries, Inc., a Delaware corporation ("CSS"). In addition, Oliver Ernest Associates, LP, a Delaware limited partnership ("Oliver Ernest LP") and The David M. Farber Trust dated March 29, 2006 (the "David Farber 2006 Trust") are joining in the filing of this Amendment No. 7 to Schedule 13D.

Item 2. IDENTITY AND BACKGROUND.

          (a) Oliver Ernest LP and the David Farber 2006 Trust are joining in this filing, and the following information in this Item 2 supplements the information set forth in Item 2 of the initial filing of the Schedule 13D and in Item 2 of Amendment No. 1 to this Schedule 13D. Oliver Ernest LP is a Delaware limited partnership. Oliver Ernest Associates, LLC, a Delaware limited liability company, is the general partner of Oliver Ernest LP, and Ellen B. Kurtzman is the sole manager of Oliver Ernest Associates, LLC.

               The David Farber 2006 Trust was formed under the laws of the State of Florida. The David Farber 2006 Trust is the sole member of Oliver Ernest Associates, LLC, and the trustees of the David Farber 2006 Trust are Matthew H. Kamens and Lester E. Lipschutz. Information regarding Messrs. Kamens and Lipschutz is included on Appendix A hereto.

          (b) The business address of the Oliver Ernest LP and the David Farber 2006 Trust is 1105 North Market Street, Wilmington, DE 19801.

          (c) The principal business of the Oliver Ernest LP and the David Farber 2006 Trust is to manage their respective assets.

          (d) Neither Oliver Ernest LP nor the David Farber 2006 Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          (e) During the last five years, neither Oliver Ernest LP nor the David Farber 2006 Trust was a party to a civil proceeding of a judicial or administrative body as a result of which proceeding such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP NO. 125906 10 7             SCHEDULE 13D               PAGE 11 OF 17 PAGES


In addition to the foregoing information regarding Oliver Ernest LP and the David Farber 2006 Trust, this Item 2 is being amended to correct information regarding the laws of the state under which the Jack Farber Trust and the Vivian Farber Trust were formed. Those trusts were formed under the laws of the Commonwealth of Pennsylvania.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

          Ellen B. Kurtzman may be deemed to beneficially own 2,128,464 shares of Common Stock (20.2 percent of the issued and outstanding Common Stock of CSS, based upon information provided by CSS in its annual report on Form 10-Q for the quarter ended June 30, 2006 indicating that 10,553,315 shares of Common Stock were issued and outstanding on August 4, 2006). Of that amount, she has sole voting and investment power with regard to 2,002,007 shares and shared voting and investment power with regard to 126,457 shares. The shares as to which Ellen
B. Kurtzman has sole voting and investment power are as follows:

               o    83,667 shares of Common Stock owned directly.

               o 95,281 shares of Common Stock held by the Farber Family Charitable Lead Annuity Trust (the "Farber Charitable Trust"), of which Ellen B. Kurtzman is the sole trustee.

               o 750,000 shares of Common Stock (7.1 percent of the issued and outstanding Common Stock of CSS) owned by the Partnership. Ellen B. Kurtzman exercises voting and investment power over these shares through Delv, Inc. (the "General Partner"), a Delaware corporation and general partner of the Partnership, which has the sole voting and investment power with regard to the shares of Common Stock owned by the Partnership. One-half of the outstanding common stock of the General Partner is held by each of the Children's Trusts, for which Ellen B. Kurtzman serves as sole trustee. As a result, the Children's Trusts may be deemed to have shared voting and investment power with regard to the 750,000 shares held by the Partnership. Ellen
                    B. Kurtzman also is the sole director of the General Partner and serves as the President, Secretary and Treasurer of the General Partner. In that capacity, Ellen B. Kurtzman has the power to act on behalf of the General Partner to vote and dispose of shares held by the Partnership. The General Partner holds a 0.1 percent interest in the Partnership, and the remaining 99.9 percent interest in the Partnership is owned by the 2003 Farber Family Trust (the "2003 Trust"), of which Ellen B. Kurtzman is the sole trustee. Because the limited partners of the Partnership, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by the Partnership, the 2003 Trust is not deemed to have voting or investment power with respect to the Common Stock held by the Partnership. The 2003 Trust does not otherwise have voting or investment power with respect to any shares of Common Stock.

CUSIP NO. 125906 10 7             SCHEDULE 13D               PAGE 12 OF 17 PAGES


               o 565,151 shares (5.4 percent of the issued and outstanding stock of CSS) held by the Jack Farber Trust, of which Ellen
                    B. Kurtzman is the sole trustee and Jack Farber is the sole beneficiary.

               o 351,042 shares held by the Vivian Farber Trust, of which Ellen B. Kurtzman is the sole trustee and Vivian Farber is the sole beneficiary.

               o 66,732 shares of Common Stock held by Oliver Ernest LP, a Delaware limited partnership. Ellen B. Kurtzman exercises voting and investment power over these shares as Manager of Oliver Ernest Associates, LLC, a Delaware limited liability company that is the general partner of Oliver Ernest LP. The single member of Oliver Ernest Associates, LLC is the David Farber 2006 Trust. As a result, the David Farber 2006 Trust may be deemed to have sole voting and investment power with regard to the 66,732 shares of Common Stock held by Oliver Ernest Associates. Information with regard to Matthew H. Kamens and Lester E. Lipschutz, the trustees of the David Farber 2006 Trust, is set forth in Appendix A to this schedule. The limited partners of Oliver Ernest LP are the Trust of Jack Farber FBO William Joseph Farber dated December 6, 1989 (the "William Farber Trust") and the David
                    M. Farber Trust dated January 9, 1998 (the "David Farber 1998 Trust"). Because the limited partners of Oliver Ernest LP, in their capacity as limited partners, do not have power to vote or dispose of the shares of Common Stock held by Oliver Ernest LP, the limited partners are not deemed to have voting or investment power with respect to the Common Stock held by Oliver Ernest LP, and do not otherwise have voting or investment power with respect to any shares of Common Stock.

          Ellen B. Kurtzman may also be deemed to have sole voting and investment power with respect to 90,134 shares held by the Farber Family Foundation, Inc., a charitable foundation (the "Farber Family Foundation"). Ellen B. Kurtzman, Jack Farber, her father, Vivian Farber, her mother, and David M Farber, her brother, are members, officers and directors of the Farber Family Foundation. However, only Ellen B. Kurtzman has authority to exercise voting and investment power with respect to shares of Common Stock currently held by the Farber Family Foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Ellen B. Kurtzman disclaims any beneficial ownership in the shares held by the Farber Family Foundation.

          In addition, Ellen B. Kurtzman shares voting and investment power with respect to the following shares of common stock:

               o 83,475 shares of Common Stock owned by trusts for the benefit of two of her children, for which she serves as co-trustee with her mother.

CUSIP NO. 125906 10 7             SCHEDULE 13D               PAGE 13 OF 17 PAGES


               o 42,982 shares of Common Stock owned by a trust for the benefit of her son, for which she serves as co-trustee with her brother.

          On September 15, 2006, the William Farber Trust contributed 46,732 shares of Common Stock and the David Farber 1998 Trust contributed 20,000 shares of Common Stock to Oliver Ernest LP. Prior to the contributions, Ellen B. Kurtzman, as co-trustee, shared voting and investment power as to the Common Stock held by William Farber Trust, and had no voting or investment power with regard to the shares of Common Stock held by the David Farber 1998 Trust.

          On December 31, 2005, the Farber Charitable Trust donated 41,495 shares of Common Stock to the Farber Family Foundation.

          In addition, subsequent to the filing date of Amendment No. 6 to the
Schedule 13D, the Farber Family Foundation sold an aggregate of 51,711 shares of Common Stock as follows:

                       NUMBER        PRICE
   DATE OF SALE      OF SHARES   PER SHARE ($)
------------------   ---------   -------------
August 22, 2005         2,000        36.53
August 22, 2005           300        36.59
August 23, 2005           300        36.27
August 23, 2005         1,500        36.28
August 24, 2005         2,900        36.20
August 30, 2005         2,000        35.12
August 30, 2005         2,000        35.21
August 30, 2005         1,000        35.22
August 30, 2005         1,000        35.23
August 30, 2005         1,000        35.25
September 6, 2005       1,000        36.60
September 7, 2005       1,300        36.22
September 7, 2005         900        36.23
September 7, 2005         400        36.20
September 7, 2005       1,700        36.26
September 7, 2005       1,700        36.50
September 12, 2005      2,000        35.25
September 12, 2005      2,000        35.45
September 14, 2005      3,000        34.00
September 19, 2005      7,000        34.00
October 19, 2005        1,000        34.00
October 19, 2005        1,000        34.05
October 19, 2005        1,000        34.10
October 19, 2005        1,000        34.30
October 19, 2005          900        34.44
October 19, 2005        1,100        34.45
October 20, 2005          500        34.30
October 20, 2005          100        34.00
October 20, 2005        1,000        34.15
October 20, 2005          500        34.17
October 21, 2005        8,611        34.00
   TOTAL               51,711

CUSIP NO. 125906 10 7             SCHEDULE 13D               PAGE 14 OF 17 PAGES


     The sales by the Farber Family Foundation listed in the table above were effected in the public trading markets pursuant to a plan intended to comply with Rule 10b5-1(c) under the Securities Exchange Act.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

          6. Agreement relating to joint filing of this statement. Exhibit 6 provides as follows:

               By the execution of this Amendment No. 7 to Schedule 13D, each of the persons signing this Amendment No. 7 to Schedule 13D agrees that this Amendment No. 7 to Schedule 13D and any further amendment to the Schedule 13D shall be filed on behalf of each of them.

CUSIP NO. 125906 10 7             SCHEDULE 13D               PAGE 15 OF 17 PAGES


                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Ellen B. Kurtzman
                                        ----------------------------------------
                                        Ellen B. Kurtzman


                                        DELV, L.P.


                                        By: DELV, INC., its General Partner


                                            By: /s/ Ellen B. Kurtzman
                                                --------------------------------
                                                Ellen B. Kurtzman, President


                                        TRUST FBO ELLEN B. KURTZMAN UNDER THE
                                        2002 FARBER CHILDREN'S TRUSTS DATED
                                        DECEMBER 12, 2002


                                        By: /s/ Ellen B. Kurtzman
                                            ------------------------------------
                                            Ellen B. Kurtzman, Trustee


                                        TRUST FBO DAVID M. FARBER UNDER THE 2002
                                        FARBER CHILDREN'S TRUSTS DATED
                                        DECEMBER 12, 2002


                                        By: /s/ Ellen B. Kurtzman
                                            ------------------------------------
                                            Ellen B. Kurtzman, Trustee


                                        THE JACK FARBER 2003 IRREVOCABLE TRUST
                                        DATED DECEMBER 15, 2003


                                        By: /s/ Ellen B. Kurtzman
                                            ------------------------------------
                                            Ellen B. Kurtzman, Trustee

                        SIGNATURES CONTINUED ON NEXT PAGE

CUSIP NO. 125906 10 7             SCHEDULE 13D               PAGE 16 OF 17 PAGES


                     SIGNATURES CONTINUED FROM PREVIOUS PAGE

                                        THE VIVIAN FARBER 2003 IRREVOCABLE TRUST
                                        DATED DECEMBER 15, 2003


                                        By: /s/ Ellen B. Kurtzman
                                            ------------------------------------
                                            Ellen B. Kurtzman, Trustee


                                        OLIVER ERNEST ASSOCIATES, LP


                                        By: Oliver Ernest Associates, LLC, its
                                            General Partner


                                            By: /s/ Ellen B. Kurtzman
                                                --------------------------------
                                                Ellen B. Kurtzman, Manager


                                        THE DAVID M. FARBER 2006 TRUST DATED
                                        MARCH 29, 2006


                                        By: /s/ Lester E. Lipschutz
                                            ------------------------------------
                                            Lester E. Lipschutz, Trustee

Date: September 28, 2006

CUSIP NO. 125906 10 7             SCHEDULE 13D               PAGE 17 OF 17 PAGES


                                   APPENDIX A

                                                 Present principal occupation or employment
                                                 and name, principal business and address of
                                                  any corporation or other organization in
        Name                  Address                which such employment is conducted
-------------------   -----------------------   --------------------------------------------
Matthew H. Kamens     Wolf, Block, Schorr and   Partner, Wolf, Block, Schorr and Solis-Cohen
                      Solis-Cohen LLP,          LLP (a law firm), 1650 Arch Street, 22nd
                      1650 Arch Street, 22nd    Floor, Philadelphia, PA 19103
                      Floor, Philadelphia, PA
                      19103

Lester E. Lipschutz   Wolf, Block, Schorr       Partner, Wolf, Block, Schorr and Solis-Cohen
                      and Solis-Cohen LLP,      LLP (a law firm), 1650 Arch Street, 22nd
                      1650 Arch Street, 22nd    Floor, Philadelphia, PA 19103
                      Floor, Philadelphia, PA
                      19103

During the last five years, none of the persons listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

All of the persons listed above are United States citizens.


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